FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number            0-16174

          TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                              Website: www.tevapharm.com

On September 9, 2011, Teva Pharmaceutical Industries Ltd. (the "Company") received a close-out letter from the U.S. Food and Drug Administration (FDA).  The letter is formal notification that the Company has addressed the issues raised by the FDA in a warning letter received on January 31, 2011 connected with an FDA current Good Manufacturing Practices (cGMP) inspection of the Company's Jerusalem Oral Solid Dosage (OSD) manufacturing facility.  The FDA completed a reinspection of the Company’s Jerusalem facility on June 19, 2011, which resulted in no adverse findings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

Date:  September 12, 2011